Exhibit 12.1

ACE Limited

Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars except ratios)

						Six Months Ended
	Fiscal Year Ended December 31					June 30
	2014	2013	2012	2011	2010	2015
Earnings per Financial Statements	$2,853	$3,758	$2,706	$1,540	$3,085	$1,623
Add:
Provision for income taxes	634	480	270	502	553	263
Fixed charges	322	318	287	288	251	160

Earnings for Computation	$3,809	$4,556	$3,263	$2,330	$3,889	$2,046

Fixed Charges
Interest Expense(1)	$280	$275	$250	$250	$224	$139
Portion of rental expense deemed to be interest	42	43	37	38	27	21

Total Fixed Charges	$322	$318	$287	$288	$251	$160

Ratio of Earnings to Fixed Charges	11.8	14.4	11.4	8.1	15.5	12.8

(1)	ACE Limited recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).